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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART 1 - REGISTRANT INFORMATION

HITSGALORE.COM, INC.
(Full name of Registrant)

SYSTEMS COMMUNICATIONS, INC.
(Former Name if Applicable)

10134 6TH STREET, SUITE J., RANCHO CUCAMONGA, CA. 91730
(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

On March 19, 1999, Systems Communications, Inc. acquired all of the outstanding common stock of Hitsgalore.com, Inc. ("Hitsgalore"). For accounting purposes, the acquisition has been treated as a recapitalization of Hitsgalore with Hitsgalore as the acquiror. As of the date hereof, the financial statements of Hitsgalore as of December 31, 1998 and for the period from its inception (July 1998) to December 31, 1998 have not been subjected to an audit by independent certified public accountants. Hitsgalore is in the process of engaging a firm of independent certified accountants to perform an audit of such financial statements. Since audited financial statements of Hitsgalore are not available as of the date hereof, Hitsgalore is not able to timely file its annual report on Form 10-K.

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PART IV - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification:

Mr. Steve Bradford               (417) 335-2297
       (Name)              (Area Code and Telephone Number)

2) Have all other periodic reports required by under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). X Yes ___ No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes X No

Hitsgalore.com, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.


Date March 31, 1999            By \s\Steve Bradford
                                    President